
14007770

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
JUN 26 2014
101

FORM 1-A/A

Amendment No. 1

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

No Limit Games, Inc.

Commission File Number: 0001593020

California

UNITED STATES:

No Limit Games, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

4899– Communication Services, Not Elsewhere Classified	90-0647140
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. William Brevard III No Limit Games, Inc, 1645 West Palm Lane, Suite 32, Anaheim, California 92802	Co-Founder & Chief Executive Officer
Mr. Kevin Loza No Limit Games, Inc, 1645 West Palm Lane, Suite 32, Anaheim, California 92802	Co-Founder & President
Ms. Alicia Roberts No Limit Games, Inc, 1645 West Palm Lane, Suite 32, Anaheim, California 92802	Partner

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the No Limit Games, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. William Brevard III (1) (2)	Preferred Common	0% 30%
Mr. Kevin Loza (3) (4)	Preferred Common	0% 30%
Ms. Alicia Roberts (5) (6)	Preferred Common	0% 20%
Mr. James L.A. Hunt (7) (8)	Preferred Common	0% 10%
Alternative Securities Markets Group (9) (10)	Preferred Common	0% 05%

(1) MrWilliam Brevard III is the Chief Executive Officer of No Limit Games, Inc.
(2) Address: No Limit Games, Inc., 1645 West Palm Lane, Unit 32, Anaheim, California 92802
(3) Mr. Kevin Loza is the President of No Limit Games, Inc.
(4) Address: No Limit Games, Inc., 1645 West Palm Lane, Unit 32, Anaheim, California 92802
(5) Ms. Alicia Roberts is a Partner at No Limit Games, Inc.
(6) Address: No Limit Games, Inc., 1645 West Palm Lane, Unit 32, Anaheim, California 92802
(7) Mr. James L.A. Hunt is a Partner at No Limit Games, Inc.
(8) Address: No Limit Games, Inc., 1645 West Palm Lane, Unit 32, Anaheim, California 92802
(9) Alternative Securities Markets Group is an Advisor to No Limit Games, Inc.
(10) Mailing Address is: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

No Limit Games, Inc.
1645 South Grand Lane, Unit 32
Anaheim, California 92802
Phone: (714) 829-4988
http://www.NoLimitGamez.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no Legal Counsel in connection with the Company or this offering.

At this time of this filing there is no underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to No Limit Games, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year. None.

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

No Limit Games, Inc.

Corporate:

No Limit Games, Inc.

1645 West Palm Lane

Suite 32

Anaheim, California 92802

http://www.NoLimitGamez.com

Phone: (714) 829-4988

Offering / Investors:

No Limit Games, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

http://www.AlternativeSecuritiesMarket.com

(213) 407-4386

Best Efforts Offering of 5,250 9% Convertible Preferred Stock Units

Preferred Stock Shares having a market value of up to

$525,000

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

See: Details of the Offering

Maximum Offering: 5,250 9% Convertible Preferred Stock Units

Investing in the Company's Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 10**.

We are offering a maximum of 10,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	5,250	$525,000.00	$0.00	$525,000

1) We are offering a maximum of 5,250 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **53** pages.

The date of this Offering Circular is June 1st, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

PC, Console Game and Online Gaming Technologies Industry Risks

PC, Console and Online Gaming Technologies Industry investments are subject to varying degrees of risk. The yields available from equity investments in PC, Console Game and Online Gaming Technologies Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the General PC, Game Console and Online Gaming Market Conditions such as oversupply of related products or a reduction in demand for Online Gaming products in the areas in which the Company's Products and Assets are located, competition from other PC, Console Game and Online Gaming Companies, and the Company's ability to provide adequate PC, Console Gaming and Online Gaming Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product production and operations, as well as global and national market conditions.

Because PC, Console and Online Gaming Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our distribution channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the PC, Console Games and Online Gaming Technology Industry;
- Our ability to continuously offer new and improved products;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Gaming Technology Industry;
- The level of consumer acceptance of our products;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

We Operate in a New and Rapidly Changing Industry, which makes it difficult to evaluate our Business and Prospects

PC, Console Games, and Social Games, from which we derive revenue, is a new and rapidly evolving industry. The growth of the PC, Console Games and Social Game Industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the social game industry, many of which are beyond our control, including:

- Continued worldwide growth in the adoption and use of social networks;
- Continued worldwide growth in the adoption of PC and Console Game Technologies;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms of entertainment;
- The worldwide growth of personal computer, broadband internet and mobile device users, and the rate of any such growth; and
- General economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

Our ability to plan for game development, distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential players. New and different types of entertainment may increase in popularity at the expense of social games. A decline in the popularity of PC, Console Games, and Social Games in general, or our games in particular would harm our business and prospects.

Security Breaches, Computer Viruses and Computer Hacking Attacks could Harm our Business and Results of Operations

Security breaches, computer malware and computer hacking attacks have become more prevalent in our industry. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware, or other computer equipment, and the inadvertent transmission of computer viruses could harm our business, financial condition and operating results. We anticipate being the target of hacking attacks in the future. Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of our network infrastructure to the satisfaction of our players may harm our reputation and our ability to retain existing players and attract new players.

If we are Unable to Attract and Retain Highly Qualified Employees, we May Not be Able to Grow Effectively

Our ability to compete and grow depends in large part on the efforts and talents of our employees. Such employees, particularly game designers, product managers and engineers, are in high demand, and we anticipate devoting significant resources to identifying, hiring, training, successfully integrating and retaining these employees. As competition with several other game companies' increases, we may incur significant expenses in attracting and retaining highly level employees. The loss of employees or the inability to hire additional skilled employees as necessary could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business.

Expansion into International Markets is Important for our Growth, and as we expand Internationally, we will Face Additional business, Political, Regulatory, Operational, Financial and Economic Risks, any of which could Increase our Costs and Hinder such Growth

Expanding our business to attract players in other countries other than the United States is a critical element of our business strategy. An important part of targeting international markets is developing offerings that are localized and customized for the players in those markets. We have limited operating history as a Company outside of the United States. Our ability to expand our business and to attract talented employees and players in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including risks associated with:

- Recruiting and retaining talented and capable management and employees in foreign countries;
- Challenges caused by distance, language and cultural differences;

- Developing and customizing games and other offerings that appeal to the tastes and preferences of players in international markets;
- Competition from local game makers with significant market share in those markets and with a better understanding of player preferences;
- Protecting and enforcing our intellectual property rights;
- Negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;
- The inability to extend proprietary rights in our brand, content or technology into new jurisdictions;
- Compliance with applicable foreign laws and regulations, including privacy laws and laws relating to content;
- Compliance with anti-bribery laws including without limitation, compliance with the Foreign Corrupt Practices Act;
- Credit risk and higher levels of payment fraud;
- Currency exchange rate fluctuations;
- Protectionist laws and business practices that favor local businesses in some countries;
- Foreign tax consequences;
- Foreign exchange controls or U.S. tax restrictions that might restrict or prevent us from repatriating income earned in countries outside of the United States;
- Political, economic and social instability;
- Restrictions on the export of import of technology; and
- Trade and tariff restrictions.

Entering new international markets will be expensive, our ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of our senior management team could harm our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Development Stage Business

The Company was formed as a California Stock Corporation in October of 2010 as a Limited Liability Corporation and converted to a California Stock Corporation in April of 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that No Limit Games, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $525,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Online Gaming Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for sales with entities that have substantial greater economic and personnel resources than the Company. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Gaming Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. William Brevard, the Company's Chief Executive Officer; and Mr. Kevin Loza, the Company's President.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $50,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of June 1st, 2014 the Company's Managers owned approximately 80% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 80% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker – Dealer Sales of Units

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Hair Growth, Hair Rejuvenation and Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 5,250 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $50,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $525,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $50,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **No Limit Games, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $525,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$525,000**	**100%**	**$50,000**	**9.5%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$498,750**	**5%**	**$2,500**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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Company

Company Overview

When this group started in 2010, it was due to a vision that William (the original creator of No Limit Games) had in mind for a extremely unique RTS (Real Time Strategy) game. Although the exact contents of this game are still confidential, what can be told are the following contents of the game:

- True multi-player capabilities
- Available on all platforms (PlayStation, Xbox, Wii, PC, Mac, Linux) as well as next gen counterparts of the console systems
- A one of a kind and unforgiving AI (artificial intelligence)
- Advance path-finding, and unit control

This brings us to why the name No Limit Games. In the game industry much like other industries, there are limitations place on the industry. Some companies will not dare attempt fate and cross those limitations while few companies will. Some succeed and many fail. No Limit Games was named for this specific reason, we believe; and it is our motto, "There are no limits to the imagination".

Those limits placed within the game industry that many are afraid to cross we will take on, cross, and destroy them. Our namesake games which includes and begins with our RTS will leave an everlasting impression within the game industry that none will soon forget.

This is our mission, and we are dedicated to its purpose.

Products and Services

Products and Services

No Limit Games deals in the development of exciting video games for the PC/Mac/Linux and PlayStation 3 platforms. Each of the games produced by No Limit Games will be rated between "E" - Everyone to "M" - Mature 18+

The future goal for No Limit Games is to obtain development licenses for the major console platforms as well, Nintendo, & Xbox

Our games that we produce will create a new assortment of cross-platform multi-player gaming unlike any ever seen before.

Competitors

Do to the current small size of No Limit Games there are not many direct competitors. This leans in favor of No Limit Games and gives a small portion of the market as open space. However, it is certain that as No Limit Games gains popularity and gets closer to achieving it's mission goal of cross-platform gaming, more of the larger companies in the industry will begin to take notice.

However, within the entertainment software industry competition is not handled the same as in other industries. Many larger developers and publishers will instead work in collaboration with other developers on a specific title. With this, it increases the revenue and customer base for all parties involved.

This isn't to say that there is some level of competition between franchises. Examples of these would be Dead or Alive vs. Tekken. While these are not direct competitors they are both games from the same genre, which is fighting.

With No Limit Games' first title it would be competing within the fighting game genre with many other games already present there. Our edge is that Vengeance "our fighting game" uses Real World Martial Arts, something that the other games in this genre do not have. It gives our game a bit of uniqueness.

Target Market

Market Overview

No Limit Games will target specific groups of game players "gamers" with each title developed. The first title currently being worked on at the time of writing this plan is Vengeance, which is slated to be a rated "T" - Teens 13+ game. This will target men and women ages 13 to 40.

Due to the fact that different genre of games include different age brackets of fans, there is no way to write who the primary target audience is.

The game industry is also referred to as the entertainment software industry. It is one of the fastest growing industries in the U.S. economy. This industry is creating jobs and producing revenue for communities across the nation and continues to grow as an entertainment medium.

In a study released by ESA (Electronic Software Association) in August 2010 the following information was found:

- Growth – From 2005 to 2009, the entertainment software industry's annual growth rate exceeded 10 percent. Over the same period, the entire U.S. economy grew at a rate of less than two percent.
- GDP – In 2009, the entertainment software industry's value added to the U.S. Gross Domestic Product (GDP) was $4.9 billion.
- Employment – The entertainment software industry also continues to grow as a source of employment. For the four-year period of 2005-09, direct employment for the industry grew at an annual rate of 8.6 percent. Currently, computer and video game companies directly and indirectly employ more than 120,000 people in 34 states. The average salary for direct employees is $90,000, resulting in total national compensation of $2.9 billion.

The report also shows that this industry provides benefits to individual state economies.

- **Top 5 States** – California, Texas, Washington, New York and Massachusetts currently have the highest number of video game jobs. Collectively, these areas directly employ over 22,000 workers and post nearly 71 percent of the industry's total direct employment.
- **California** – California is the largest employer of computer and video game personnel in the nation, accounting for approximately 41 percent of total industry employment nationwide. These companies provided over $2.6 billion in direct and indirect compensation to Californians in 2009. California's computer and video game industry grew by a real annual rate of 11.4 percent from 2005 to 2009, compared to a period of negative growth for the state's overall economy, and added $2.1 billion to the state economy.
- **Other States** – Virginia's computer and video game industry continues to experience tremendous growth, expanding by 77 percent in 2009, and adding $38.5 million to the Commonwealths economy. Companies in Oregon have also witnessed a boom in industry growth in recent years, and more than doubled their contribution to the state's economy from $51.6 million in 2005 to $106 million in 2009.

No Limit Games anticipates a steady growth as proven in these statistics, this growth will also aid No Limit Games in reaching an increased amount of customers. With the increase in social media marketing this number is set to increase even more.

Video games are now a mass medium, widely enjoyed on a variety of platforms by a diverse audience. The ESA's 2012 Essential Facts About the Computer and Video Game Industry reveals interesting demographic facts about today's gamers and the games they play, including:

- The average gamer is 30 years old and has been playing for 12 years. Sixty-eight percent of gamers are 18 years of age or older.
- Forty-seven percent of all players are women, and women over 18 years of age are one of the industry's fastest growing demographics.
- Today, adult women represent a greater portion of the game-playing population (30 percent) than boys age 17 or younger (18 percent).

- Sixty-two percent of gamers play games with others, either in-person or online. Seventy-eight percent of these gamers play with others at least one hour per week.
- Thirty-three percent of gamers play social games. Gamers play on-the-go: 33 percent play games on their smart phones, and 25 percent play on their hand-held device.
- Ninety percent of the time parents are present when games are purchased or rented. Ninety-eight percent of parents feel the Entertainment Software Rating Board rating system is helpful in choosing games for their children. Seventy-three percent of parents believe that the parental controls available in all new video game consoles are useful.
- Parents also see several benefits of entertainment software, with 52 percent saying video games are a positive part of their child's life. Sixty-six percent of parents believe that game play provides mental stimulation or education, 61 percent believe games encourage their family to spend to time together, and 59 percent believe that game play helps their children connect with their friends.

Market Needs

In the industry today the average customer enjoys playing multi-player games with friends, family, and others. The limit to this however is that if one player wants to play a game with their friend but their friend doesn't have the same system as them self, then playing each other is not possible. Even if the same game exists on both systems.

Another form of this limitation is player A, player B, and player C all have the same game and want to play against each other. The game that they want to play was released on three systems with cross-play between two of those systems but not the third.

Player A and Player B can play against each other but player C is left out.

This is limited cross-platform

No Limit Games LLC has an over all plan to bridge the gap between all platforms. In our plan if our game is on for example PlayStation, Xbox, Wii, PC, Mac, & Linux; players from each of these platforms will be able to play against each other at the same time.

In our eyes, this is a true cross-platform model.

Strategy and Implementation

Marketing Plan

Overview

In order to increase sales, No Limit Games understands that it must first create and increase a fan base. In order to accomplish this, No Limit Games has made heavy use of social media, namely Facebook, Twitter, Google+ and LinkedIn. In addition to these areas, several forums and crowd funding sites have also been utilized.

As the time for the release date of Vengeance approaches No Limit Games' marketing attempts will continue to increase. No Limit Games attended the Electronic Entertainment Expo (E3) in Los Angeles in June 2013 with intention to meet with journalists, game magazine publishers, game distributors, game publishers, and investors in order to aid in the further growth and recognition of No Limit Games.

Positioning

No Limit Games' mission is to provide a truly one of a kind gaming experience to the game industry. Succeed where others have failed, and reshape the face of multi-player/cross-platform gaming. No Limit Games will stand out above all others as the leader in cross-platform gaming.

Pricing

With the first several games that No Limit Games developers the intended price per unit will be set between $19.99 and $29.99.

Planned distribution includes:

- Physical disk (CD/DVD) to retail approx. $29.99
- Digital download through a distribution service such as Steam. This amount will range between $20 and $25

- Digital download from the company website which will range from $19.99 and $29.99

Each range of pricing depends on the scale of the game, the production time, and other factors such as the distribution method. Those products that are sold retail or online distribution services may be marked slightly higher to make up for possible loss of revenue due to distribution and retail fees.

The PlayStation network will also be used as a sales distribution. Pricing TBD

Promotion

Currently No Limit Games has a blog (nolimitgames.wordpress.com), a website (nolimitgamez.com), there is also a facebook presence, twitter presence, and goggle+ presence. William Brevard has also posted information regarding the No Limit games company on LinkedIn.

In the event that No Limit Games is able to obtain investment funding, other advertising and marketing mediums such as print ads in popular game magazines, will be utilized in order to reach more potential customers.

The final medium being used to reach customers is word of mouth.

Distribution

Distribution of our product to the customer will take place on the following mediums:

- Company website - e-Store
- Steam
- Origin
- PlayStation Network Store
- GameStop and other retail locations

Financial Plan

Sales Forecast

Sales Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Unit Sales					
Video Games (physical disk)	9,528	10,957	12,052	13,860	15,939
Video Games (digital)	15,213	17,494	20,993	26,242	30,178
Price Per Unit					
Video Games (physical disk)	$24.99	$24.99	$24.99	$24.99	$24.99
Video Games (digital)	$14.99	$14.99	$14.99	$14.99	$14.99
Sales					
Video Games (physical disk)	$238,105	$273,815	$301,179	$346,361	$398,316
Video Games (digital)	$228,043	$262,235	$314,685	$393,368	$452,368
Total Sales	**$466,148**	**$536,050**	**$615,864**	**$739,729**	**$850,684**
Direct Cost Per Unit					
Video Games (physical disk)	$1.25	$1.25	$1.25	$1.25	$1.25
Video Games (digital)	$1.50	$1.50	$1.50	$1.50	$1.50
Direct Cost					
Video Games (physical disk)	$11,910	$13,696	$15,065	$17,325	$19,924
Video Games (digital)	$22,819	$26,241	$31,489	$39,363	$45,267

Total Direct Cost	$34,729	$39,937	$46,554	$56,688	$65,191
Gross Margin	$431,419	$496,113	$569,310	$683,041	$785,493
Gross Margin %	93%	93%	92%	92%	92%

Sales by Month


$50,000
$40,000
$30,000
$20,000
$10,000
$0
1
2
3
4
5
6
7
8
9
10
11
12
Months in Year 1

About the Sales Forecast

It is assumed that sales per month will increase by 5-10% each month during our first year as we heavily market our titles to customers in order to increase awareness and generate interest.

Personnel Plan

Personnel Table

	Year 1	Year 2	Year 3	Year 4	Year 5
Co-Founder	$59,136	$59,136	$59,136	$59,136	$59,136
Management	$33,280	$33,297	$33,313	$33,330	$33,347
Employee	$24,960	$25,022	$25,085	$25,148	$25,211
Total	$117,376	$117,455	$117,534	$117,614	$117,694

About the Personnel Plan

Our personnel table lists the annual wages per employee group.

1. Co-founders would earn an hourly wage of approx $30 per hour.
2. Managers would earn a wage of $16 per hour
3. Other employees would earn a wage of $12 per hour

The per hour wages were determined using the following factors.

The average starting wage for a new employee in the entertainment industry non-management is approx. $10 per hour.

Managers are approx. $13 - 15 per hour

Most CEO level members opt to pay themselves the equivalent of $50 per hour.

It is our decision to pay more then the average to our managers and other employees, but take less then the average for ourselves. Our focus is the company and its employees over the owners.

Budget

Budget Table

	Year 1	Year 2	Year 3	Year 4	Year 5
Operating Expenses					
Salary	$117,376	$117,455	$117,534	$117,614	$117,694
Employee Related Expenses	$15,259	$15,270	$15,280	$15,290	$15,300
Marketing & Promotions	$28,000	$28,000	$28,000	$28,000	$28,000
Rent	$24,000	$24,000	$24,000	$24,000	$24,000
Utilities	$5,400	$5,400	$5,400	$5,400	$5,400
Office Supplies, Art Supplies, Computer Equipment	$58,800	$0	$0	$0	$0
Insurance	$6,000	$6,000	$6,000	$6,000	$6,000
Total Operating Expenses	$254,835	$196,125	$196,214	$196,304	$196,394

Expenses by Month



Direct Cost
Other Operating Expenses
Months in Year 1

About the Budget

Operating expenses will be higher during the first year, as we purchase licenses, computer equipment, art supplies, and office supplies. During the following years our operating expenses will remain relatively steady as they will include only items that are necessary, such as office space lease, utilities, insurance, and periodic refill of art supplies and other office supplies such as paper, pens, markers, etc. on a monthly as needed basis.

Startup Costs

Total start-up requirements include license costs, office space lease, equipment purchase, supplies, stationary and related expenses. The start-up costs are to be financed by the investment funding received.

Financial Statements

Profit and Loss Statement

Profit and Loss Statement

	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$466,148	$536,050	$615,864	$739,729	$850,684
Direct Cost	$34,729	$39,937	$46,554	$56,688	$65,191
Gross Margin	$431,419	$496,113	$569,310	$683,041	$785,493
Gross Margin %	93%	93%	92%	92%	92%
Operating Expenses					
Salary	$117,376	$117,455	$117,534	$117,614	$117,694
Employee Related Expenses	$15,259	$15,270	$15,280	$15,290	$15,300
Marketing & Promotions	$28,000	$28,000	$28,000	$28,000	$28,000
Rent	$24,000	$24,000	$24,000	$24,000	$24,000
Utilities	$5,400	$5,400	$5,400	$5,400	$5,400
Office Supplies, Art Supplies, Computer Equipment	$58,800	$0	$0	$0	$0
Insurance	$6,000	$6,000	$6,000	$6,000	$6,000
Total Operating Expenses	$254,835	$196,125	$196,214	$196,304	$196,394
Operating Income	$176,584	$299,988	$373,096	$486,737	$589,099
Interest Incurred	$0	$0	$0	$0	$0
Depreciation and Amortization	$0	$0	$0	$0	$0

Income Taxes	$21,190	$35,999	$44,772	$58,408	$70,692
Total Expenses	$310,754	$272,061	$287,540	$311,400	$332,277
Net Profit	$155,394	$263,989	$328,324	$428,329	$518,407
Net Profit / Sales	33%	49%	53%	58%	61%

Gross Margin by Year



100%
80%
60%
40%
20%
0%
1
2
3
4
5
Years

Balance Sheet

Balance Sheet

As of Period's End	Year 1	Year 2	Year 3	Year 4	Year 5
Cash	$655,394	$919,383	$1,247,707	$1,676,036	$2,194,443
Accounts Receivable	$0	$0	$0	$0	$0
Inventory	$0	$0	$0	$0	$0
Total Current Assets	**$655,394**	**$919,383**	**$1,247,707**	**$1,676,036**	**$2,194,443**
Long-Term Assets	$0	$0	$0	$0	$0
Accumulated Depreciation	$0	$0	$0	$0	$0
Total Long-Term Assets	**$0**	**$0**	**$0**	**$0**	**$0**
Total Assets	**$655,394**	**$919,383**	**$1,247,707**	**$1,676,036**	**$2,194,443**
Accounts Payable	$0	$0	$0	$0	$0
Sales Taxes Payable	$0	$0	$0	$0	$0
Short-Term Debt	$0	$0	$0	$0	$0
Total Current Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**
Long-Term Debt	$0	$0	$0	$0	$0
Total Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**
Paid-In Capital	$500,000	$500,000	$500,000	$500,000	$500,000
Retained Earnings	$0	$155,394	$419,383	$747,707	$1,176,036
Earnings	$155,394	$263,989	$328,324	$428,329	$518,407
Total Owner's Equity	**$655,394**	**$919,383**	**$1,247,707**	**$1,676,036**	**$2,194,443**
Total Liabilities & Equity	**$655,394**	**$919,383**	**$1,247,707**	**$1,676,036**	**$2,194,443**

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $525,000

Company Structure

- Private early stage Online Gaming Company.
- California Stock Corporation (Formed October of 2010).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIVE THOUSAND TWO HUNDRED FIFTY Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- FIVE THOUAND TWO HUNDRED FIFTY 9% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 5,250 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Gaming Business. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $50,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 5,250 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - YEAR 5: (Optional & Mandatory Conversion Options)
      - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering has no date to terminate.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in No Limit Games, Inc.

The Company

No Limit Games, Inc. is a California Stock Corporation.

Investment Objectives

The Company's objectives are to:

(i) Growth of the Company through Improved Technology, Improved Services, additional online sales portals for direct to consumer sales, and additional Wholesale and Retail locations.

(ii) Maintain a total internal rate of returns of 20%+ per annum.

Company Managers

Biographies of all Managers can be found starting on Page 41 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering

The Company is seeking capital commitments of $525,000 from Investors. The securities being offered hereby consists of up to 5,250 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Investment Period

The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Company

There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).

Reinvestment

There may be chances for reinvestment.

Key Event

The following will constitute a Key Event:

- Bankruptcy of the Managing Member
- Death or disability to the senior member(s) of No Limit Games, Inc.
- Other agreed upon events

Distributions

The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors

The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations

The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification

The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading

Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 120 South Grand Avenue, Suite 70, Anaheim, California 92804. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. William Brevard III	***Co-Founder and Chief Executive Officer***

Mr. William Brevard III's background is in PC Tech Support and Programming. Mr. Brevard III first started the development group now called No Limit Games while attending college at the Art Institute of California – Santa Ana, studying Visual & Game Programming. His original idea was to create a truly one of a kind Real – Time Strategy game with elements never before seen in any other game in its genre. After recruiting a few fellow classmates and doing some research he found that there were several elements that needed to be in place to complete his goal, therefore the formation of the Company No Limit Games took place. Mr. Brevard III currently attends Everest College where he is studying Business Management.

Mr. Kevin Loza — ***Co-Founder and President***

Mr. Loza was one of the first people to be recruited to No Limit Games from the Art Institute of California – Santa Ana by Mr. William Brevard III. Mr. Loza was studying Visual & Game Programming, and has a background in modeling, and video editing. Currently Mr. Loza serves as President and Project Manager for No Limit Games and is responsible for the team and the forward movement of the Company.

Ms. Alicia Roberts — ***Partner***

Ms. Alicia Roberts was recruited by Mr. William Brevard III from the Art Institute of California – Santa Ana as a Character Modeler and Concept Artist. During her time in the position, Ms. Roberts showed remarkable ability and responsibility, and was eventually promoted to Manager of the Character Development Department.

Mr. Steven J. Muehler — ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of No Limit Games, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of No Limit Games, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In March of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of No Limit Games, Inc. will be entitled to receive an annual salary of:

Mr. William Brevard III, Chief Executive Officer	$150,000
Mr. Kevin Loza, President	$120,000
Ms. Alicia Roberts, Partner	$120,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	**Amount and nature of Beneficial Ownership**	**Number of shares and (Percentage) of Class**
Mr. William Brevard III	Direct	Preferred Shares (0%) Common Shares (30%)
Mr. Kevin Loza	Direct	Preferred Shares (0%) Common Shares (30%)
Ms. Alicia Roberts	Direct	Preferred Shares (0%) Common Shares (20%)
Mr. James L.A. Hunt	Direct	Preferred Shares (0%) Common Shares (10%)
Alternative Securities Markets Group	Direct	Preferred Shares (0%) Common Shares (5%)

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are Mr. William Brevard III, the Company's Founder and Chief Executive Officer and Mr. Kevin Loza, the Company's Co-Founder and President. Mr. Brevard III and Mr. Loaz currently own the majority of the issued and outstanding controlling Stock Units of No Limit Games, Inc. Consequently these sale shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Brevard III and Mr. Loza will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of FIVE THOUSAND TWO HUNDRED FIFTY 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $50,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $525,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $50,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of June 1st, 2014 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of June 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FIVE THOUSAND TWO HUNDRED FIFTY shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of June 1st, 2014, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 5 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of June 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Current Balance Sheet	**47**
Statement of Revenue and Expenses	**48**
Statement of Shareholder's Equity	**49**
Statement of Cash flows	**50**
Notes to the Financial Statements	**51**
Company Public Reporting Requirements	**52**

No Limit Games, Inc.
(A Development Stage Company)
BALANCE SHEET
June 1st, 2014

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable (Capitalization Commitment)		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$1,000**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$1,000**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$1,000**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

No Limit Games, Inc.
(A Development Stage Company)
STATEMENTS OF REVENUE AND EXPENSES
For January 1st, 2014 to June 1st, 2014 and for the Period October 2010 (inception) to December 31st, 2013

REVENUE	October 2010 to December 31st, 2013	January 1st, 2014 to June 1st, 2014
• Total Revenues	$0.00	$0.00
TOTAL REVENUES	$0.00	$0.00
EXPENSES		
• Accounting	$0.00	$0.00
• Legal	$0.00	$0.00
• Taxes, other	$0.00	$0.00
• Organization Costs	$0.00	$0.00
TOTAL EXPENSES	$0.00	$0.00
NET LOSS	($0.00)	($0.00)

SEE NOTES TO FINANCIAL STATEMENTS

No Limit Games, Inc.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For January 1st, 2014 to June 1st, 2014 and for the Period October 2010 (inception) to December 31st, 2013

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, JUNE 1st, 2013	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

No Limit Games, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For January 1st, 2014 to June 1st, 2014 and for the Period October 2010 (inception) to December 31st, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	October 2010 to December 31st, 2013	January 1st, 2014 to June 1st, 2014
• Net Loss	($0.00)	($0.00)
• Other	$0.00	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**October 2010 to December 31st, 2013**	**January 1st, 2014 to June 1st, 2014**
• All Investing Activities	$0.00	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**October 2010 to December 31st, 2013**	**January 1st, 2014 to June 1st, 2014**
• All Financing Activities	$0.00	$0.00
NET INCREASE IN CASH	$0.00	$0.00
Cash, Beginning of year	$1,000	$1,000
Cash, June 1st, 2014	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

No Limit Games, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

No Limit Games, Inc, a California Stock Corporation was originally formed in October of 2010. The Company was formed for the purpose of operating as an early and growth stage Digital Entertainment Company.

The Company was initially capitalized by Mr. William Brevard, III with an opening deposit and balance of $1,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

No Limit Games, Inc.

By: William Brevard III



By: ____________________
Name: Mr. William Brevard III
Title: Founder & Chief Executive Officer

By: Mr. Kevin Loza



By: ____________________
Name: Mr. Kevin Loza
Title: Co-Founder & President

By: Mr. Steven J. Muehler



By: ____________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate


Document Reference: MYEJIXISS4JEKCHRIBXUPR

RightSignature
Easy Online Document Signing



Kevin
Party ID: YAF7ZPIBLIPGZLH99MM5KY
IP Address: 99.8.161.66
VERIFIED EMAIL: kevinl@nolimitgamez.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 576bee32b52ed0f79bfc329e191701512634e4d8





William
Party ID: VRENTPJ7N33C43DHPHFV5A
IP Address: 75.82.47.52
VERIFIED EMAIL: assetstorage@nolimitgamez.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 492f9943fffabe4c738ae4a1a063977ed2f806ec





Alternative Securities Markets Group
Party ID: LYMVKEI8E5NPI2AFFGRZNU
IP Address: 75.82.187.226
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 8befa61ef82da7f3e8229598dea575f3248ba53b



Timestamp	Audit
2014-05-01 23:33:35 -0700	All parties have signed document. Signed copies sent to: Kevin, William, and Alternative Securities Markets Group.
2014-05-01 23:33:35 -0700	Document signed by Kevin (kevinl@nolimitgamez.com) with drawn signature. - 99.8.161.66
2014-05-01 23:32:32 -0700	Document viewed by Kevin (kevinl@nolimitgamez.com). - 99.8.161.66
2014-05-01 11:09:32 -0700	Document signed by William (assetstorage@nolimitgamez.com) with drawn signature. - 75.82.47.52
2014-05-01 11:07:16 -0700	Document viewed by William (assetstorage@nolimitgamez.com). - 75.82.47.52
2014-05-01 10:59:52 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.187.226
2014-05-01 10:59:23 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.187.226



This signature page provides a record of the online activity executing this contract.

PART III – EXHIBITS

• EXHIBIT A : SUBSCRIPTION AGREEMENT	6 PAGES

EXHIBIT A

No Limit Games, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 5,250

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the No Limit Games, Inc. Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "No Limit Games, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by No Limit Games, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that No Limit Games, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of No Limit Games, Inc., with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $___________________).

Made as of this ___________ day of ________________, 2014 by and between No Limit Games, Inc., a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to FIVE THOUSAND TWO HUNDRED AND FIFTY 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **No Limit Games, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **No Limit Games, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

YEAR 3:* *(Shareholder Conversion Option)
At any time during the third year of the investment, the Shareholder may on the First Business Day of Each Month, choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at the market price of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

<u>YEAR 4</u>: (Optional Conversion Option)
At any time during the fourth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 2.5% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

<u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
<u>Optional</u>: At any time during the fifth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 5% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

Mandatory: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

6 **<u>Notices.</u>** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to **No Limit Games, 1645 West Palm Lane, Suite 32, Anaheim, California 92802**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

    - TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

No Limit Games, Inc.:

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number